Exhibit 99.1

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

INTRODUCTION

The following is the unaudited pro forma condensed consolidated statement of operations of Exterran Partners, L.P. (“we,” “us” or “our”) for the nine months ended September 30, 2013. The unaudited pro forma condensed consolidated statement of operations assumes that the acquisition of certain contract operations customer service agreements and compression equipment of the U.S. natural gas contract operations business of Exterran Holdings, Inc. (individually and together with its subsidiaries, “Exterran Holdings”), as described below (the “March 2013 Contract Operations Acquisition”), occurred as of January 1, 2013. The transaction adjustments are presented in the notes to the unaudited pro forma condensed consolidated statement of operations.

The unaudited pro forma condensed consolidated statement of operations reflects the following transaction:

•                       our acquisition in March 2013 of certain contract operations customer service agreements and compression equipment from Exterran Holdings; and

•                       our issuance of approximately 7.1 million common units and approximately 145,000 general partner units to Exterran Holdings as consideration for the acquisition.

The unaudited pro forma condensed consolidated statement of operations was derived by adjusting our historical financial statements. The adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the adjustments provide a reasonable basis for presenting the significant effects of the transaction. The unaudited pro forma condensed consolidated statement of operations does not purport to present results of operations had the March 2013 Contract Operations Acquisition actually been completed as of the date indicated. Moreover, the unaudited pro forma condensed consolidated statement of operations does not project results of operations for any future date or period.

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2013

(In thousands, except per unit data)

	Exterran Partners, L.P. Historical	March 2013 Contract Operations Acquisition	Adjustments		Carve-off for Non-Acquired Business of Customers Partially Acquired	Exterran Partners, L.P. Pro Forma
Revenues:
Revenue — third parties	$346,996	$12,400	$—		$—	$359,396
Revenue — affiliates	327	—	(55	)(A)	—	272
Total revenue	347,323	12,400	(55)		—	359,668

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense) — affiliates	149,339	4,130	(55	)(A)	—	152,199
			(1,215	)(B)
Depreciation and amortization	76,894	3,827	—		(1)	80,720
Long-lived asset impairment	3,249	—	—		—	3,249
Selling, general and administrative — affiliates	44,758	778	603	(C)	(10)	46,129
Interest expense	27,458	—	—		—	27,458
Other (income) expense, net	(8,316)	—	—		—	(8,316)
Total costs and expenses	293,382	8,735	(667)		(11)	301,439
Income before income taxes	53,941	3,665	612		11	58,229
Provision for income taxes	1,277	—	146	(D)	(1)	1,422
Net income	$52,664	$3,665	$466		$12	$56,807

General partner interest in net income	$5,794					$5,876
Common units interest in net income	$46,870					$50,931

Weighted average common units outstanding:
Basic	47,058		2,349	(E)		49,407
Diluted	47,072		2,349	(E)		49,421

Income per common unit:
Basic	$1.00					$1.03
Diluted	$1.00					$1.03

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

EXTERRAN PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

1. Basis of Presentation for the March 2013 Contract Operations Acquisition

The historical financial information is derived from our unaudited condensed statements of operations and the financial statements of the March 2013 Contract Operations Acquisition. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2013 assumes that the March 2013 Contract Operations Acquisition occurred on January 1, 2013.

The unaudited pro forma condensed consolidated statement of operations reflects the following transaction:

•                       our acquisition in March 2013 of certain contract operations customer service agreements and compression equipment from Exterran Holdings; and

•                       our issuance of approximately 7.1 million common units and approximately 145,000 general partner units to Exterran Holdings as consideration for the acquisition.

2. Pro Forma Adjustments and Assumptions

(A) Reflects the reversal of intercompany lease revenue and intercompany lease expense of $0.1 million included in the March 2013 Contract Operations Acquisition that Exterran Holdings previously leased on an intercompany basis from us.

(B) Reflects the reversal of $1.2 million of intercompany lease expense related to units included in the March 2013 Contract Operations Acquisition that we previously leased on an intercompany basis from Exterran Holdings.

(C) Reflects additional allocated selling, general and administrative (“SG&A”) expenses of $0.6 million from Exterran Holdings to us for the nine months ended September 30, 2013 that we would have incurred if the March 2013 Contract Operations Acquisition would have occurred on January 1, 2013. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on the percentage of total horsepower of compressor units acquired or expected to be acquired in the transaction to total horsepower of Exterran Holdings and our compressor units in accordance with an omnibus agreement among us, Exterran Holdings and others.

(D) Reflects additional state income taxes of $0.1 million for the nine months ended September 30, 2013 that we would have incurred related to the contract operations service agreements that we acquired from Exterran Holdings in the March 2013 Contract Operations Acquisition.

(E) Reflects additional common units resulting from the issuance of approximately 7.1 million common units to Exterran Holdings in connection with the March 2013 Contract Operations Acquisition that would have been included in our weighted average common units outstanding for the nine months ended September 30, 2013.

3. Carve-off for Non-Acquired Business of Customers Partially Acquired

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2013 includes the results of the March 2013 Contract Operations Acquisition. Such results include all contract operations business with the customers that have been partially acquired in the March 2013 Contract Operations Acquisition even though some of the business contracted with that customer was not transferred in the March 2013 Contract Operations Acquisition. To better reflect the amount of business acquired, the unaudited pro forma condensed statement of operations includes an adjustment to reflect the amount of business in the March 2013 Contract Operations Acquisition not actually acquired. The percentage was based on the ratio of horsepower acquired in the March 2013 Contract Operations Acquisition to the total horsepower in service for each such customer on the closing date of the March 2013 Contract Operations Acquisition.

4. Pro Forma Net Income (Loss) Per Common Unit

Pro forma net income (loss) per common unit is determined by dividing the pro forma net income (loss) that would have been allocated to our common unitholders by the weighted average number of common units outstanding after the completion of the transaction included in the unaudited pro forma condensed consolidated statement of operations. All common units issued in connection with the March 2013 Contract Operations Acquisition were assumed to have been outstanding since January 1, 2013. To the extent that the quarterly distributions exceed certain targets, our partnership agreement entitles our general partner is entitled to receive certain incentive distributions that will result in more net income (loss) proportionately being allocated to our general partner than to our common unitholders. The pro forma net income (loss) per common unit calculations reflect pro forma incentive distributions to our general partner. There was no additional pro forma reduction of net income allocable to our limited partners, including the amount of additional incentive distributions that would have occurred, for the nine months ended September 30, 2013.